Exhibit 99.1

JOINT NEWS RELEASE

PENN WEST AND PETROFUND ANNOUNCE THE COMPLETION OF THEIR

MERGER TO CREATE NORTH AMERICA’S LARGEST ENERGY INCOME TRUST

Calgary, June 30, 2006/CNW/ — Penn West Energy Trust (“Penn West”) (TSX: PWT.UN; NYSE: PWE) and Petrofund Energy Trust (“Petrofund”) (TSX: PTF.UN; AMEX: PTF) are pleased to announce that all Court and regulatory approvals required to effect the merger of the trusts have been received.  As the unitholders of both trusts also approved the merger at their respective unitholder meetings on June 28, 2006, all conditions precedent to the merger were satisfied and the merger was completed effective today.

Under the arrangement, Petrofund unitholders will receive 0.6 of a Penn West unit for each Petrofund unit exchanged.  Petrofund unitholders will also receive a separate special distribution of $1.10 that includes an adjustment of $0.10 per unit required to align the distribution payment dates of the trusts.  To achieve a tax-deferred exchange of units, certain Canadian resident Petrofund unitholders will be required to file tax elections prior to September 30, 2006, as detailed in the Joint Information Circular and Proxy Statement dated May 23, 2006 previously mailed to all unitholders.

The trusts wish to re-iterate that the portions of the plan of arrangement related to the creation of a new junior oil and natural gas exploration and production company (“ExploreCo”) were not completed.  There was no distribution of ExploreCo shares to unitholders and no conveyances of producing oil and natural gas assets and undeveloped lands to ExploreCo.  The assets and lands previously earmarked for ExploreCo remain in the merged trust.

The merger of Penn West and Petrofund has created the largest energy trust in North America with an enterprise value of approximately $11 billion including debt of under one times annualized forecast cash flow.  The new Penn West has a diversified portfolio of conventional oil and natural gas assets plus significant resource-play potential in the Peace River Oilsands of Northern Alberta, CO2 enhanced oil recovery in the Pembina, Swan Hills, Midale and Weyburn light oil pools and coalbed methane producing assets.  Penn West trust units will continue to trade on the Toronto Stock Exchange (TSX) under the symbol PWT.UN and on the New York Stock Exchange (NYSE) under the symbol PWE.  Petrofund units will be de-listed from the TSX and the American Stock Exchange (AMEX) today or shortly after today.

Forward Looking Statements

Statements in this press release regarding the diversity of conventional assets, the potential of resource plays and the level of debt and cash flow of the merged trust constitute forward-looking statements under applicable securities law and necessarily involve risks and assumptions, including but not limited to risks and assumptions associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of the merger; ability to access sufficient capital from internal and external sources and failure to obtain required regulatory or other approvals.  As a consequence, actual results may differ materially from those anticipated or implied in the forward-looking statements.  Readers are cautioned that the foregoing list of factors is not exhaustive.  Additional information on these and other factors that could affect Penn West’s and/or Petrofund’s operations or financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at Penn West’s website (www.pennwest.com) or Petrofund’s website (www.petrofund.ca).  Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and none of Penn West, Petrofund or the merged Trust undertakes any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be expressly required by applicable securities law.

Penn West Energy Trust is a senior oil and natural gas energy trust based in Calgary, Alberta that trades on the Toronto Stock Exchange under the symbol PWT.UN and on the New York Stock Exchange under the symbol PWE.

Petrofund Energy Trust was a Calgary based royalty trust that traded on the Toronto Stock Exchange under the symbol PTF.UN and on the American Stock Exchange under the symbol PTF.

For Further Information Contact:

William Andrew
President and Chief Executive Officer
(403) 777-2502

Dave Middleton
Executive Vice President and COO
(403) 777-3301

Investor Relations
Toll-free: 1-866-693-2707
Email: investor_relations@pennwest.com
www.pennwest.com